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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)


                          Cadence Resources Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                                    Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   12738N103
                               ------------------
                                 (CUSIP Number)

                                 Nathan A. Low
                          c/o Sunrise Securities Corp.
                        641 Lexington Avenue, 25th Floor
                            New York, New York 10022
                                  212-421-1616
           -----------------------------------------------------------
                       (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                October 31, 2005
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12738N103

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Nathan A. Low Roth IRA
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF,OO


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             4,936,867(1)

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        4,936,867(1)
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power


--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,936,867(1) (includes 1,745,875(1) shares of common stock underlying warrants)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row 11

        8.07%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

(1) Does not include warrants to purchase 200,000 shares of the Issuer's common stock due to a provision in certain warrants which prohibits the Nathan A. Low Roth IRA from exercising the warrant if the Nathan A Low Roth IRA would own in excess of 4.99% (the "Maximum Percentage") of the Issuer's outstanding common stock. The Maximum Percentage may be increased by the Nathan A Low Roth IRA on 61 days notice to the Issuer up to a maximum of 19.99%.

CUSIP No. 12738N103

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Nathan A. Low
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF,OO


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             5,748,767(1)

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           1,017,375(2)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        5,748,767(1)
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      1,017,375(2)


--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,766,142(1)(2)(includes 100,000 shares of common stock underlying options and 1,879,750(1)(2) shares of common stock underlying warrants)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row 11

        11.03%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

(1) Does not include warrants to purchase 2,021,000 shares of the Issuer's common stock due to a provision in certain warrants which prohibits the holder from exercising the warrant if Mr. Low would own in excess of 4.99% (the "Maximum Percentage") of the Issuer's outstanding common stock. The Maximum Percentage may be increased by the holder on 61 days notice to the Issuer up to a maximum of 19.99%.

(2) Does not include warrants to purchase 360,000 shares of the Issuer's common stock due to a provision in certain warrants which prohibits the holder from exercising the warrant if Mr. Low would own in excess of the Maximum Percentage of the Issuer's outstanding common stock. The Maximum Percentage may be increased by the holder on 61 days notice to the Issuer up to a maximum of 19.99%.

                                  Schedule 13D

This Amendment No. 6 (this "Amendment") relates to the Common Stock, par value $0.01 per share, of Cadence Resources Corporation, a Utah corporation. This Amendment amends and restates the cover pages and Items 1-7 from the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on behalf of the Nathan A. Low Roth IRA on April 22, 2002 and subsequently amended by Amendment No. 1 filed on May 13, 2002, Amendment No. 2 filed on January 13, 2003, Amendment No. 3 filed on March 10, 2004, Amendment No. 4 filed on May 12, 2004 and Amendment No. 5 filed on February 17, 2005. The purpose of this Amendment is to report additional, subsequent transactions in shares of Common Stock of Cadence Resources Corporation.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Cadence Resources Corporation, a Utah corporation, the principal executive offices of which are located at c/o Aurora Energy, Ltd., 3760 North US 31 South, P. O. Box 961, Traverse City, Michigan 49685-0961.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of the Nathan A. Low Roth IRA and Nathan A. Low, an individual. The Nathan A. Low Roth IRA is an individual retirement account. Nathan A. Low, for his own benefit, makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. The business address of the Nathan A. Low Roth IRA is 641 Lexington Avenue, 25th Floor, New York, NY 10022. The reporting persons expressly disclaim the existence of a "group" for the purpose of Section 13d-1(k).

         Nathan Low is a citizen of the United States and is President of Sunrise Securities Corp., a registered broker-dealer specializing in technology and undervalued hard asset companies. His business address is 641 Lexington Avenue, 25th Floor, New York, NY 10022.

         During the last five years, neither the Nathan A. Low IRA nor Nathan A. Low have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The purchase price of the securities described below was paid for using the personal funds of the investing person or entity, unless otherwise noted.

         On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units was conducted in two tranches, with 582,834 units purchased on April 10, 2002, and 500,500 units purchased on May 3, 2002. On October 18, 2002, the Nathan A. Low Roth IRA performed a "cashless" exercise of all 1,083,334 of the warrants. At the time of such exercise, the closing price of the Common Stock was $1.85 per share. Pursuant to the "cashless" exercise, 175,676 shares of Common Stock were cancelled and the Nathan A. Low Roth IRA was issued 907,658 shares of Common Stock.

         On February 19, 2003, the Nathan A. Low Family Trust was issued 40,000 shares by the Issuer as an inducement to the Trust to make a $100,000 loan to the Issuer. Lisa Low, Nathan A. Low's spouse, is the trustee of the Nathan A. Low Family Trust and the minor children of Lisa and Nathan Low are the beneficiaries of the Trust. At the time the Common Stock was issued to the Trust, the shares were valued at $.78 per share. The Nathan A. Low Family Trust is an irrevocable trust and Lisa Low serves as the trustee with the sole power to vote and dispose of the shares of Common Stock owned by the Trust.

         On July 17, 2003, Nathan A. Low was issued 120,000 shares of Common Stock by the Issuer as an inducement to make a $300,000 loan to the Cadence Resources Limited Partnership, of which the Issuer was the General Partner and Nathan A. Low was the Limited Partner. At the time of this transaction, the Common Stock was valued at $1.75 per share. The source of funds of the loan to the Issuer was Nathan Low's personal funds.

         On October 1, 2003, at the direction of Nathan A. Low, Lisa Low, Nathan
A. Low's wife, as custodian for Lisa and Nathan A. Low's minor children, was granted options to purchase 100,000 shares of Common Stock of the Issuer as compensation to Sunrise Securities Corporation, a company wholly-owned by Nathan
A. Low, for acting as a broker in a private placement of Common Stock by the Issuer in September and October 2003. The options have an exercise price of $2.50 per share, which was the market price of the Common Stock on the date of grant, are immediately exercisable and expire on October 1, 2008.

         On October 22, 2003, Nathan A. Low was issued 11,000 shares of Common Stock by the Issuer as compensation for his services in connection with a private placement of Common Stock by the Issuer in September and October 2003. At the time of the transaction, the shares were valued at $2.90.

         On April 2, 2004, the Issuer engaged in a private placement of units consisting of a note in the principal amount of $50,000 and a warrant to purchase 6,375 shares of Common Stock at $4.00 per share. The units were sold at a price of $50,000 per unit to certain accredited investors. The Nathan A. Low Roth IRA purchased 5 units, which included warrants to purchase 31,875 shares of Common Stock and Lisa Low, as custodian for Gabriel S. Low, purchased 9 units, which included warrants to purchase 57,375 shares of Common Stock, in the placement.(1) Each used their personal funds to purchase the units. In addition, the Company issued Nathan A. Low a warrant to purchase 76,500 shares of Common Stock, exercisable at $4.00 per share, as partial compensation for his services in connection with this private placement. All the warrants described in this paragraph expire on April 2, 2007. On January 31, 2005, the notes were used to purchase units as described below. The exercise price of all warrants issued in the April 2004 private placement were reduced to $1.25 per share.

(1) All securities held by Lisa Low, as custodian for Gabriel S. Low, will be transferred into the Nathan A. Low Family Trust.

         On January 31, 2005, the Issuer engaged in a private placement of units consisting of Common Stock and warrants to purchase Common Stock pursuant to which investors purchased 7,810,000 shares of common stock and warrants to purchase 14,050,000 shares of common stock at an exercise price of $1.75 per share for $9,762,500. The Nathan A. Low Family Trust purchased 360,000 shares of Common Stock and a warrant to purchase 360,000 shares of Common Stock. The Nathan A. Low Roth IRA purchased 200,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock. The units purchased by the Nathan A. Low Family Trust and the Nathan A. Low Roth IRA were purchased through the delivery of notes from the April 2004 private placement. Nathan A. Low received a commission of a warrant to purchase 1,821,000 shares of Common Stock, exercisable at $1.25 per share, for services rendered as the placement agent in the transaction. All the warrants described in this paragraph expire on January 31, 2009 and contain a provision which prohibits the holder from exercising the warrant if the holder and his, her or its affiliates would own in excess of the Maximum Percentage of the Issuer's outstanding common stock. The Maximum Percentage may be increased by the holder on 61 days notice to the Issuer up to a maximum of 19.99%.

         On February 1, 2005, Nathan A. Low Roth IRA received 200,000 shares of Common Stock and the Low Family Trust received 360,000 shares of Common Stock in connection with the January 31, 2005 private placement.

         On October 31, 2005, in connection with the completion of a merger, pursuant to a Merger Agreement dated January 25, 2005 between the Issuer and Aurora Energy, Ltd. ("Aurora") whereby Aurora merged into the Issuer (the "Merger"), the Issuer issued an aggregate 37,512,366 shares of Common Stock (the "New Shares") in exchange for 18,756,183 shares of Aurora common stock, par value $0.001 ("Aurora Shares"). Of these New Shares, 800,000 were issued to Nathan A. Low Roth IRA, 604,400 to Nathan Low and an aggregate of 100,000 New Shares to Lisa Low as custodian for Avinoam Neufeld, Bilha Neufeld, Netanel Neufeld, Ohad Neufeld and Shmuel Neufeld (collectively, the "Neufeld children"), in exchange for Aurora Shares that each owned. The Issuer also issued 1,714,000 warrants to purchase Common Stock to the Nathan A. Low Roth IRA in exchange for 857,000 Aurora warrants it owned.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Nathan A. Low Roth IRA and Nathan A. Low acquired the Common Stock and securities exercisable for Common Stock for investment purposes only.

         Neither the Nathan A. Low Roth IRA nor Nathan A. Low have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Nathan A. Low Roth IRA

(a) Based upon the information in the Issuer's Schedule 13D/A Amendment No. 5, filed February 17, 2005 and the number of outstanding shares of Common Stock as reported by the Issuer's transfer agent as of October 31, 2005, the Nathan A. Low Roth IRA's beneficial ownership of 4,936,867 shares of Common Stock (including 1,745,875 shares of Common Stock underlying warrants) constitutes beneficial ownership of 8.07% of the total number of shares of outstanding Common Stock of the Issuer. The Nathan A. Low Roth IRA's beneficial ownership does not include warrants to purchase 200,000 shares of the Issuer's common stock due to a provision in certain warrants which prohibits the Nathan A. Low Roth IRA from exercising the warrant if the Nathan A Low Roth IRA would own in excess of 4.99% (the "Maximum Percentage") of the Issuer's outstanding common stock. The Maximum Percentage may be increased by the Nathan A Low Roth IRA on 61 days notice to the Issuer up to a maximum of 19.99%.

(b) The Nathan A. Low Roth IRA has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 4,936,867 shares of Common Stock beneficially owned and the warrants to purchase 200,000 shares of Common Stock not included in beneficial ownership, as described in paragraph
(a).

(c) On October 31, 2005, in connection with the completion of the Merger, the Issuer issued an aggregate 37,512,366 New Shares, in exchange for 18,756,183 Aurora Shares, of which 800,000 New Shares were issued to Nathan A. Low Roth IRA in exchange for 400,000 Aurora Shares it owned. At the time of the exchange, the market value of one New Share was $3.80. Over The Counter Stock Transfer Inc., as the Issuer's transfer agent (the "Transfer Agent"), will issue the New Shares upon receipt of the Aurora Shares from the Nathan A. Low Roth IRA. The Issuer also issued 1,714,000 warrants to purchase Common Stock to the Nathan A. Low Roth IRA in exchange for 857,000 Aurora warrants it owned.

(d) Not applicable.

(e) Not applicable.

Nathan A. Low, Individually

(a) Based upon the information in the Issuer's Schedule 13D/A Amendment No. 5, filed February 17, 2005 and the number of outstanding shares of Common Stock as reported by the Issuer's Transfer Agent as of October 31, 2005, Nathan A. Low may be deemed to beneficially own an aggregate of 6,766,142 shares of Common Stock (including 100,000 shares of Common Stock underlying options and 1,879,750 shares of Common Stock underlying warrants), which constitutes beneficial ownership of 11.03% of the total number of shares of outstanding Common Stock of the Issuer. Mr. Low's beneficial ownership does not include warrants to purchase 2,381,000 shares of the Issuer's common stock due to a provision in certain warrants which prohibits the holder from exercising the warrant if the Nathan A Low Roth IRA would own in excess of the Maximum Percentage of the Issuer's outstanding common stock. The Maximum Percentage may be increased by the Nathan A Low Roth IRA on 61 days notice to the Issuer up to a maximum of 19.99%.

(b) Nathan A. Low has the sole power to vote or direct the vote of, and the sole power to direct the disposition of, the shares held by the Nathan A. Low Roth IRA and the shares held by him individually, which total 5,748,767 shares of
Common Stock beneficially owned and warrants to purchase 2,021,000 shares of Common Stock not included in beneficial ownership, as described in paragraph
(a). Although Nathan A. Low has no direct voting or dispositive power over the 760,000 shares of Common Stock held by the Nathan A. Low Family Trust or 100,000 shares of Common Stock held in individual trusts for the Neufeld children, he may be deemed to beneficially own those shares because his wife is the trustee of the Trust and custodian for each of the Neufeld children. (The Nathan A. Low Family Trust also owns a warrant to purchase 360,000 shares of Common Stock which is not included in beneficial ownership for the reasons described in paragraph (a).) Similarly, Nathan A. Low may be deemed to beneficially own those shares of Common Stock underlying options and warrants (a total of 157,375 shares of Common Stock) held for the benefit of his minor children because his wife has sole voting and dispositive power over such shares. Therefore, Nathan
A. Low is reporting shared voting and dispositive power over 1,017,375 shares of Common Stock, which includes options to purchase 100,000 shares of Common Stock beneficially owned, warrants to purchase 57,375 shares of Common Stock beneficially owned and warrants to purchase 360,000 shares of Common Stock not included in beneficial ownership as described in paragraph (a).

(c) On October 31, 2005, in connection with the completion of the Merger, the Issuer issued an aggregate 37,512,366 New Shares in exchange for 18,756,183 Aurora Shares. Of these New Shares, the Issuer issued to Nathan Low 604,400 New Shares and to Lisa Low as custodian for Avinoam Neufeld, Bilha Neufeld, Netanel Neufeld, Ohad Neufeld and Shmuel Neufeld an aggregate of 100,000 New Shares in exchange for Aurora Shares each owned. At the time of the exchange, the market value of one New Share was $3.80. The Transfer Agent will issue the New Shares upon receipt of the Aurora Shares Mr. Low and Mrs. Low, as custodian, own and hold, respectively.

(d) The Nathan A. Low Family Trust has the right to receive dividends from and direct the proceeds from the sale of the 760,000 shares of Common Stock and warrants to purchase 360,000 (not included in beneficial ownership for the reasons described in paragraph (a)) shares of Common Stock held by the Nathan A. Low Family Trust. The individual trusts for the Neufeld children each have the right to receive dividends from and direct the proceeds from the sale of 20,000 shares of Common Stock held by each of the five Neufeld trusts (an aggregate 100,000 shares of Common Stock). Lisa Low, as trustee for the Nathan A. Low Family Trust, has the right to receive dividends from and direct the proceeds from the sale of (i) the 100,000 shares of Common Stock underlying the option held by Lisa Low, as custodian for the Nathan A. Low Family Trust, and (ii) the 57,375 shares of Common Stock underlying the warrant held by Lisa Low as custodian for Gabriel S. Low.(1)

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between those persons and any person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons. Nathan A. Low makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. Lisa Low, Nathan A. Low's wife, makes all of the investment and voting decisions for the Nathan A. Low Family Trust, the shares underlying the 100,000 options held by Lisa Low, as trustee for the Nathan A. Low Family Trust, the shares underlying the 57,375 warrants held by Lisa Low, as custodian for Gabriel S. Low(1) and the 100,000 shares held by Lisa Low, as custodian for the Neufeld minor children.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.





(1) All securities held by Lisa Low, as custodian for Gabriel S. Low, will be transferred into the Nathan A. Low Family Trust.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    November 9, 2005                   THE NATHAN A. LOW ROTH IRA




                                            By: /s/ Nathan A. Low
                                                --------------------------------
                                                Name:  Nathan A. Low
                                                Title: Authorized Signatory


                                                /s/ Nathan A. Low
                                                --------------------------------
                                                Nathan A. Low